EXHIBIT 3.1

__________ INDEPENDENT AUDITORS' REPORT ___________

The Partners
Burger King Limited Partnership I:

We have audited the accompanying balance sheets of Burger King Limited Partnership I (a New York limited partnership) as of December 31, 1995 and 1994, and the related statements of operations, partners' capital (deficit) and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burger King Limited Partnership I as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

KPMG PEAT MARWICK LLP

Boston, Massachusetts
February 2, 1996


Burger King Limited Partnership I
Balance Sheets
December 31, 1995 and 1994

Assets                                 1995            1994

Real estate at cost (Note 4):
  Land                          $ 1,113,406     $ 1,415,906
  Buildings                       2,210,836       2,896,441
  Fixtures and equipment            485,306         635,649

                                  3,809,548       4,947,996
Less - accumulated depreciation  (1,961,780)     (2,430,394)

                                  1,847,768       2,517,602

Cash and cash equivalents           973,641       3,128,790
Settlement escrow receivable            ---          95,260
Rent receivable                      65,023          99,980

  Total Assets                  $ 2,886,432     $ 5,841,632


Liabilities and Partners' Capital

Liabilities:
  Accounts payable
  and accrued expenses          $   138,118     $   250,273
  Due to affiliates                   1,300           1,749
  Distributions payable             180,645       2,418,232

    Total Liabilities               320,063       2,670,254

Partners' Capital (Deficit):
  General Partner                   (85,088)        (88,437)
  Limited Partners
  (15,000 interests outstanding)  2,651,457       3,259,815

    Total Partners' Capital       2,566,369       3,171,378

   Total Liabilities
   and Partners' Capital        $ 2,886,432     $ 5,841,632


Burger King Limited Partnership I
Statements of Partners' Capital (Deficit)
For the years ended December 31, 1995, 1994 and 1993

                                    Limited        General
                                   Partners        Partner         Total

Balance at December 31, 1992       $6,353,528    $ (68,447)   $6,285,081
Net income                          1,655,740       78,707     1,734,447
Distributions to partners (Note 7) (2,457,318)     (83,459)   (2,540,777)

Balance at December 31, 1993        5,551,950      (73,199)    5,478,751
Net income                          3,090,619       89,234     3,179,853
Distributions to partners (Note 7) (5,382,754)    (104,472)   (5,487,226)

Balance at December 31, 1994        3,259,815      (88,437)    3,171,378
Net income                          1,821,210       49,322     1,870,532
Distributions to partners (Note 7) (2,429,568)     (45,973)   (2,475,541)

Balance at December 31, 1995       $2,651,457    $ (85,088)   $2,566,369


Burger King Limited Partnership I
Statements of Operations
For the years ended December 31, 1995, 1994 and 1993

Income                               1995          1994           1993

Rental income (Note 4)        $ 1,004,195   $ 1,820,012    $ 1,907,913
Interest income                    75,276        40,987         14,955
Miscellaneous income                1,905         2,828          4,262

  Total Income                  1,081,376     1,863,827      1,927,130

Expenses

Depreciation                      118,323       237,368        280,182
Ground lease rent (Note 4)        112,914       171,976        216,777
Management fee (Note 5)            89,129       164,912        169,369
General and administrative        143,493       150,405         76,964

  Total Expenses                  463,859       724,661        743,292

Income from operations            617,517     1,139,166      1,183,838

Other Income

Gain on sales
of properties (Note 4)          1,253,015     2,040,687        550,609

  Net Income                  $ 1,870,532   $ 3,179,853    $ 1,734,447


Net Income Allocated:

To the General Partner        $    49,322   $    89,234    $    78,707
To the Limited Partners         1,821,210     3,090,619      1,655,740

                              $ 1,870,532   $ 3,179,853    $ 1,734,447

Per limited partnership
interest (15,000 outstanding) $    121.41   $    206.04    $    110.38


Burger King Limited Partnership I
Statements of Cash Flows
For the years ended December 31, 1995, 1994 and 1993

Cash Flows from
Operating Activities:                1995          1994           1993

Net income                    $ 1,870,532   $ 3,179,853    $ 1,734,447
Adjustments to reconcile
net income to net cash
provided by operating activities:
  Depreciation                    118,323       237,368        280,182
  Gain on sales of properties  (1,253,015)   (2,040,687)      (550,609)
  Increase (decrease) in cash
  arising from changes in
  operating assets and liabilities:
    Settlement escrow receivable   95,260       (95,260)           ---
    Rent receivable                34,957       (28,796)       (15,621)
    Accounts payable
    and accrued expenses         (112,155)      205,764          4,909
    Due to affiliates                (449)       (2,116)         2,265

Net cash provided
by operating activities           753,453     1,456,126      1,455,573

Cash Flows from Investing Activities:

  Proceeds from
  sales of properties           1,804,526     4,637,811      1,089,502

Net cash provided
by investing activities         1,804,526     4,637,811      1,089,502


Cash Flows from Financing Activities:

  Cash distributions
  to partners                  (4,713,128)   (3,486,043)    (2,748,653)

Net cash used for
financing activities           (4,713,128)   (3,486,043)    (2,748,653)

Net increase (decrease)
in cash and cash equivalents   (2,155,149)    2,607,894       (203,578)
Cash and cash equivalents
at beginning of period          3,128,790       520,896        724,474

Cash and cash equivalents
at end of period              $   973,641  $   3,128,790   $   520,896


Burger King Limited Partnership I
Notes to the Financial Statements
December 31, 1995, 1994 and 1993

1. Organization
Burger King Limited Partnership I (the "Partnership") was formed as a New York limited partnership on December 14, 1981. The Partnership was formed for the purpose of acquiring, constructing, improving, holding, and maintaining Burger King restaurant properties (the "Properties") to be leased on a long-term net basis to franchisees of Burger King Corporation ("Burger King").

The general partner is BK I Realty Inc. (the "General Partner"), formerly Shearson/BK Realty, Inc., an affiliate of Lehman Brothers Inc. On July 31, 1993, certain of Shearson Lehman Brothers Inc.'s domestic retail brokerage and management businesses were sold to Smith Barney, Harris Upham & Co. Inc. Included in the purchase was the name "Shearson." Consequently, the General Partner's name was changed to delete any reference to "Shearson."

2. Significant Accounting Policies
Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenues are recognized as earned and expenses are recorded as obligations are incurred. Partnership's revenue is realized from base and percentage rents received on each individual property. Base rents on the leased properties increase in an amount equal to corresponding increases in expenses incurred pursuant to the underlying ground leases. Accordingly, the net base rents that the Partnership receives do not change during the lease terms.

Real Estate Investments - Real estate investments, which consist of buildings, fixtures and improvements and, in some cases, the underlying land are recorded at cost less accumulated depreciation. Cost includes the initial purchase price of the Properties plus closing costs, acquisition and legal fees and original capital improvements. Depreciation of buildings is computed using the straight-line method over an estimated useful life of 20 years. Depreciation of the fixtures and improvements was computed under the straight-line method over an estimated useful life of 7 years.

Accounting for Impairment - In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, " Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Partnership adopted FAS 121 in the fourth quarter of 1995. Based on current circumstances, adoption of FAS 121 had no impact on the Partnership's financial statements.

Cash Equivalents - Cash equivalents consist of short-term highly liquid investments which have maturities of three months or less from the date of purchase. The carrying value approximates fair value because of the short maturity of these instruments.

Concentration of Credit Risk - Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Income Taxes - No provision for income taxes has been made in the financial statements of the Partnership since such taxes are the responsibility of the individual partners rather than of the Partnership.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Partnership Allocations

Allocation of Income and Loss - In accordance with the partnership agreement dated December 14, 1981 (the "Partnership Agreement"), credits and income or gain from the Partnership's operations are allocated, without regard to depreciation, in proportion to distributions of net cash flow from operations made to the partners. To the extent that any such income or gain exceeds distributions in any year, such excess shall be allocated 95% to the limited partners and 5% to the General Partner. Depreciation shall be allocated annually in proportion to the partners' respective capital accounts as of the beginning of the year.

Net income is allocated monthly and is apportioned to the limited partners of the Partnership in the pro rata basis in which the number of interests owned by each limited partner on the last day of the month bears to the total number of interests owned by the General Partner and all the limited partners as of that date. At December 31, 1995, 1994 and 1993 and during the years then ended, there were 15,000 units of limited partnership interests outstanding (the "Interests").

Gains with respect to dispositions of the Properties shall be allocated as follows: first, 99% to the limited partners and 1% to the General Partner until the limited partners achieve payout as defined in the Partnership Agreement ("Payout"); second, to any partner in an amount sufficient to increase his negative capital account to zero; and third, 88.89% to the limited partners and 11.11% to the General Partner. Subsequent to Payout, gains shall be allocated to the General Partner until their capital account equals 11.11% of the aggregate outstanding capital balances of all the partners and any remaining gain shall be allocated 88.89% to the limited partners and 11.11% to the General Partner.

Prior to Payout, losses shall be allocated 99% to the limited partners and 1% to the General Partner. Subsequent to Payout, losses shall be allocated 88.89% to the limited partners and 11.11% to the General Partner.

Cash Distributions - Distributions of net cash flows from operations are made quarterly and are allocated 95% to the limited partners and 1% to the General Partner, with the remaining 4% distributed to the limited partners to the extent that cash distributions to the limited partners for the Partnership's fiscal year do not equal at least 12.5% of their remaining invested capital and the remainder, if any, is distributed to the General Partner. For the year ended December 31, 1995, distributions to the limited partners were in excess of a 12.5% return on their remaining invested capital as defined in the Partnership Agreement.

Distributions of net property disposition proceeds are made quarterly and are allocated 99% to the limited partners and 1% to the General Partner until Payout. After Payout, Burger King receives an additional management fee equal to 10% of the net property disposition proceeds, and the remainder is distributed 88.89% to the limited partners and 11.11% to the General Partner. As of December 31, 1995, Payout had not occurred.

4. Real Estate
As of December 31, 1995, 1994 and 1993, the Partnership owned 10, 13 and 23 Properties, respectively, consisting of the restaurant buildings, fixtures and improvements, and in some cases, the underlying land.

The leases between the Partnership and the franchisees (the "Leases") had an initial term of 20 years with no renewal options. With respect to those Properties in which the Partnership does not own the underlying land, there is a ground lease between the Partnership and Burger King (collectively, the "Ground Leases"). The Ground Leases had an initial term of 10 years with a minimum of two five-year renewal options. All of the Leases expire in the year 2002 or 2003. Minimum future rentals on the noncancelable term of the Leases and the related Ground Leases as of December 31, 1995 are as follows:

                            Minimum                 Ground
Years ending                 Rental                  Lease
December 31,                 Income            Obligations

   1996                  $  671,142             $  112,914
   1997                     671,563                113,224
   1998                     690,489                132,260
   1999                     693,611                135,382
   2000                     693,611                135,382
Thereafter                1,291,469                287,494

                         $4,711,885             $  916,656


Leases are on a net basis whereby the franchisees are required to pay all taxes, assessments, maintenance costs, insurance premiums and other impositions against the premises. The franchisee is also required to make percentage rental payments to the extent that 8.5% of such franchisee's annual gross sales exceed the minimum base rent. Percentage rental income for the years ended December 31, 1995, 1994 and 1993 was $296,408, $360,257 and $230,089,
respectively.

During the year ended December 31, 1995, the Partnership sold the following
Properties:

                    Dates    Adjusted          Net       Gains
                       of     Selling         Book          on
Stores              Sales      Prices       Values       Sales

Washington, NC    3/08/95  $  619,944    $ 180,837   $  439,107
Carlsbad, NM      3/31/95     728,684      240,175      488,509
Big Spring, TX    3/31/95     455,898      130,499      325,399

                           $1,804,526    $ 551,511   $1,253,015


During the year ended December 31, 1994, the Partnership sold the following
Properties:

                       Dates    Adjusted          Net        Gains
                          of     Selling         Book           on
Stores                 Sales      Prices       Values        Sales

Madison Heights, VA  7/01/94  $  369,218   $  274,271   $   94,947
Pearl, MS            8/01/94     427,108      257,672      169,436
Falmouth, MA         8/01/94     568,353      289,187      279,166
Tucson, AZ           8/01/94     161,163       74,146       87,017
W. Springfield, MA   8/01/94     151,391      104,977       46,414
Jackson, MS          8/01/94     503,149      332,299      170,850
Kansas City, MO     12/02/94     536,691      290,626      246,065
Salem, MA           12/09/94     590,264      335,664      254,600
Pasco, WA           12/15/94     618,487      271,444      347,043
West Allis, WI      12/15/94     711,987      366,838      345,149

                              $4,637,811   $2,597,124   $2,040,687



During the year ended December 31, 1993, the Partnership sold the following
Properties:

                           Dates     Adjusted          Net       Gains
                              of      Selling         Book          on
Stores                     Sales       Prices       Values       Sales

Atlantic Highlands, NJ  3/04/93    $  158,002   $  129,381   $  28,621
Rohnert Park, CA        3/23/93       206,500      111,445      95,055
Dothan, AL              3/24/93       725,000      298,067     426,933

                                   $1,089,502   $  538,893   $ 550,609


5. Management Agreement
The Partnership has entered into agreements with Burger King for the management of the Properties. These agreements provide for a fee equal to 10% of all rental income received by the Partnership from the Properties, as defined in the Partnership Agreement. To the extent the annual rental income from the Properties is less than 15% of the Partnership's investments in the Properties, Burger King is required to refund all or a portion of such management fee to provide the Partnership with a 15% return on funds invested in the Properties. At December 31, 1995, 1994 and 1993, no such amounts were due from Burger King.

Pursuant to an indemnity agreement, Burger King is obligated to contribute minimum monthly rent payments in the event of a default under the leases up to an indemnity amount, as defined below. The indemnity amount was originally 10% of the Partnership's original investment in the Properties as defined in the Partnership Agreement, or $1,301,325. The indemnity amount may be decreased by the amount of the minimum monthly rent payments made by Burger King to the Partnership pursuant to the indemnity agreement. In 1987 and subsequent years, the indemnity amount was decreased on an annual basis by an amount equal to the greater of (1) payments made by Burger King pursuant to the indemnity agreement or (2) 6-2/3% of the fifth year amount of the indemnity until it is reduced to zero. On December 31,1995, the indemnity amount was approximately $520,608.

6. Transactions with Affiliates
The amount of fees received for services performed and reimbursements for expenses incurred on the Partnership's behalf by affiliates as of December 31, 1995, 1994 and 1993 was $7,036, $3,375 and $6,762, respectively, of which
$1,300 and $1,749 were unpaid at December 31, 1995 and 1994, respectively.

Cash and cash equivalents reflected on the Partnership's balance sheets at December 31, 1995 and 1994 were on deposit with an affiliate of the General Partner.

7. Distributions
Distributions paid or payable to the limited partners and the General Partner for the years ended December 31 1995, 1994, and 1993 aggregated:

                     ------1995------    ------1994------    ------1993------

                     Total  Per Unit     Total   Per Unit    Total    Per Unit
Limited Partners

Cash flow
from operations $  503,909  $ 33.59  $1,177,999  $ 78.54  $1,378,711   $ 91.91
Net property
disposition
proceeds         1,925,659   128.37   4,204,755   280.31   1,078,607     71.91

Total
Limited
Partners        $2,429,568  $161.96  $5,382,754  $358.85  $2,457,318   $163.82


General Partner
Cash flow
from operations   $ 26,522      ---    $ 62,000      ---    $ 72,564       ---
Net property
disposition
proceeds            19,451      ---      42,472      ---    $ 10,895       ---

Total
General Partner   $ 45,973      ---    $104,472      ---    $ 83,459       ---


As of December 31, 1995, the Partnership declared a distribution of $166,071, of which $157,767 ($10.52 per unit) was paid to limited partners and $1,661 was paid to the General Partner on January 30, 1996. The remaining $6,643 was distributed to the General Partner in accordance with the Partnership Agreement.

Pursuant to the terms of the Partnership Agreement, 80% of the General Partner's quarterly distributions from operations are retained by the Partnership, until it is determined that the unitholders have received their priority return as defined in the Partnership Agreement. For the year ended December 31, 1995, the unitholders received their priority return, and all amounts retained in 1995 were paid to the General Partner on January 30, 1996 in a distribution which amounted to $21,217 and included $6,643 for the fourth quarter of 1995.

8. Contingency
On September 23, 1994, the Partnership notified the State of Wisconsin Department of Natural Resources ("WDNR") that petroleum and chlorinated compounds were discovered at one of the Partnership's restaurant properties located in Greenfield, Wisconsin (the "Greenfield Property"). The WDNR has indicated that under Wisconsin state law, the Partnership is responsible for remediating the site. On May 26, 1995, the Partnership proposed site-specific soil clean-up standards ("Clean-up Standards") on the Greenfield Property for the WDNR's approval. To date, the Partnership has not received a response from the WDNR to the proposal. Until the WDNR approves the Clean-up Standards and the costs of the remediation can be assessed, it is extremely difficult to move forward with the sale of the Partnership's remaining 10 Properties. Given the amount of time the WDNR is taking to review the Partnership's proposal, BK I Realty Inc. ("the General Partner") does not expect the sale of the Properties to be concluded during the first half of 1996. In accordance with the Partnership Agreement, the Partnership has set aside $300,000 from net cash flow from operations to fund potential environmental remediation costs in connection with the Greenfield Property. The General Partner currently anticipates that the cost of the environmental remediation will be recovered from the proceeds of the eventual sale of the Greenfield Property.

9. Reconciliation of Financial Statement Net Income and Partners' Capital to Federal Income Tax Basis Net Income and Partners' Capital

Reconciliation of financial statement net income to federal income tax basis net income:

                                    Years Ended December 31,

                              1995            1994             1993
Financial statement
 net income              $1,870,532      $3,179,853       $1,734,447
Tax basis depreciation
 over financial statement
 depreciation               (36,099)        (61,143)        (177,904)
Financial statement gain
 on sales of Properties
 under tax basis gain
 on sales of Properties      79,771         453,235          102,136

Federal income tax
 basis net income        $1,914,204      $3,571,945       $1,658,679


Reconciliation of financial statement basis partners' capital to federal income tax basis partners' capital:

Years Ended December 31,

                               1995            1994             1993
Financial statement
 basis partners' capital $2,566,369      $3,171,378       $5,478,751
Current year financial
 statement net income
 under (over) federal
 income tax basis
 net income                  43,672         392,092          (75,768)
Cumulative federal
 income tax basis
 net income over
 cumulative financial
 statement net income     1,193,207         801,115          876,883

Federal income tax basis
partners' capital        $3,803,248      $4,364,585       $6,279,866


Because many types of transactions are susceptible to varying interpretations under Federal and state tax laws and regulations, the amounts reported above may be subject to change at a later date upon final determination by the taxing authorities.